UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Name of Issuer:  IDEC Pharmaceuticals Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  449370105

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019

     (Date of Event which Requires Filing of this Statement)

                          March 5, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 449370105

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Larry N. Feinberg,  SS#: ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         988,600

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         988,600

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         988,600

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         5.47%

14. Type of Reporting Person

         IN


              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

         This statement relates to shares of common stock

(the "Common Stock") of IDEC Pharmaceuticals Corporation

("IDEC").  IDEC's principal executive office is located at

11011 Torreyana Road, San Diego, CA 92121.

Item 2.  Identity and Background

         This statement is being filed on behalf of Mr.

Larry N. Feinberg.  Mr. Feinberg is the managing general

partner of Oracle Partners, L.P. and Oracle Institutional

Partners, L.P., both of which are investment limited

partnerships (the "Partnerships"), and has investment

discretion over certain managed accounts.  The principal

offices of the Partnerships are at 712 Fifth Avenue, 45th

Floor, New York, New York 10019.

         Mr. Feinberg has not during the last five years,

been convicted in a criminal proceeding (excluding traffic

violations or similar misdemeanors).  Mr. Feinberg has not

during the last five years, been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final

order enjoining future violations of, or prohibiting or

mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Feinberg is a citizen of the United States of

America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Feinberg is deemed to

beneficially own 988,600 shares of IDEC's Common Stock (the

"Shares").  The Shares are held by the Partnerships and by

managed accounts over which Mr. Feinberg has investment

discretion.   The 988,600 Shares were purchased in open

market transactions at an aggregate cost of $19,063,609.

The funds for the purchase of the Shares held in the

Partnerships, over which Mr. Feinberg has investment

discretion, came from capital contributions to the

Partnerships by their general and limited partners.  The

funds for the purchase of the Shares held in the managed

accounts, over which Mr. Feinberg has investment discretion,

came from each managed account's own funds.  No leverage was used to purchase the Shares.

Item 4.  Purpose of Transaction

         The Shares deemed to be beneficially owned by Mr.

Feinberg were acquired for, and are being held for,

investment purposes.  Mr. Feinberg may acquire additional

shares of Common Stock, dispose of all or some of the Shares from time to time, in each case in open market transactions,

block sales or purchases or otherwise, or may continue to

hold the Shares.

         Mr. Feinberg does not have any plan or proposal

which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

However, Mr. Feinberg reserves the right to discuss company

business with management, make proposals to management

and/or take other actions to influence the management of

Murex should he deem such actions appropriate.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Feinberg is deemed to be

the beneficial owner of 988,600 shares of IDEC's Common

Stock.  Based on information received from the management of

IDEC, there are believed to be 18,059,258 shares of IDEC's

Common Stock outstanding.  Therefore, Mr. Feinberg is deemed to beneficially own 5.47% of IDEC's outstanding shares of

Common Stock.  Mr. Feinberg has the power to vote, direct

the vote, dispose of or direct the disposition of all the

shares of IDEC's Common Stock that he is currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         Mr. Feinberg does not have any contract,

arrangement, understanding or relationship with any person

with respect to the Common Stock of IDEC.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of

the transactions in the Common Stock of IDEC that were

effected by Mr. Feinberg during the past 60 days.

         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



March 10, 1997

                             /s/ Larry N. Feinberg
                             ________________________________
                                   Larry N. Feinberg




































00751001.AQ1
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                                                        EXHIBIT A


                       Daily Transactions
                          Common Stock

Trade Date    Number of Shares    Price Per Share      Value

01/28/97         50,000             $22.0625      $1,103.125
01/29/97         25,000              21.6250         540,625
01/31/97          5,000              22.5000         112,500
01/31/97         12,500              22.5000         281,250
02/05/97         50,000              22.6875       1,134,375
02/11/97         15,000              20.8750         313,125
02/12/97         35,000              21.5536         754,376
02/13/97         15,000              22.5000         337,500
02/18/97         20,000              22.5000         450,000
02/20/97         50,000              23.4000       1,170,000
02/24/97         25,000              23.7500         593,750
02/25/97         20,000              24.4375         488,750
02/26/97         10,000              23.8125         238,125
02/28/97         30,000              24.8333         744,999
03/04/97         75,000              24.7083       1,853,123
03/05/97         25,000              24.7500         618,750





























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00751001.AQ1